PROSPECTUS                                      Filed pursuant to Rule 424(b)(3)
                                                 Registration File No. 333-59912


                               1,215,333 Shares of
                            VALMONT INDUSTRIES, INC.
                                  Common Stock
                             ----------------------



         The selling stockholders of Valmont Industries, Inc. listed on page 6 may offer or sell up to 1,215,333 shares of common stock from time to time. The selling stockholders acquired their shares of common stock in connection with a business acquisition.
See "Selling Stockholders."

         Sales may be made on the Nasdaq National Market, in the over-the-counter market or otherwise, at prices and at terms then prevailing, at prices related to the then current market price or in negotiated transactions. See "Plan of Distribution."

         We will not receive any of the proceeds of any sale of the shares of common stock. We will pay for all expenses relating to the distribution of shares of common stock except that the selling stockholders will pay any underwriting discounts and selling commissions.

         Our common stock is listed on the Nasdaq National Market under the symbol "VALM." On September 10, 2001, the last reported sales price of our common stock on the Nasdaq National Market was $15.74 per share.

         Our executive offices are located at One Valmont Plaza, Omaha, Nebraska 68154 and our telephone number is (402) 963-1000.

                                ----------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                 ---------------

September 11, 2001


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                                TABLE OF CONTENTS


Forward Looking Statements ...............................................    1
Risk Factors .............................................................    1
The Company ..............................................................    3
Description of Capital Stock .............................................    3
Selling Stockholders .....................................................    6
Plan of Distribution .....................................................    6
Experts  .................................................................    7
Legal Matters ............................................................    7
Where You Can Find More Information ......................................    7


         You should rely only on the information contained in this prospectus and in the material we file with the Securities and Exchange Commission (the "SEC"). We have not authorized anyone to provide you with any other information that is different. We are offering to sell, and seeking offers to buy, the securities described in this prospectus only where offers and sales are permitted. The information contained in this prospectus and our filings with the SEC is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of the securities.

                           FORWARD LOOKING STATEMENTS

         This prospectus contains forward-looking statements, including statements in the documents incorporated by reference in this prospectus. The statements reflect management's current view and estimates of future economic and market circumstances, industry conditions, company performance and financial results. The statements are based on many assumptions and factors including operating efficiencies, availability and price of raw materials, availability and market acceptance of new products, product pricing, domestic and international competitive environments, actions and policy changes of domestic and international governments, and other risks described from time to time in Valmont's reports to the Securities and Exchange Commission. Any changes in such assumptions or factors could produce significantly different results.

                                  RISK FACTORS

         In addition to the other information included in this document, the risk factors described below should be considered by you in determining whether to invest in our common stock.

Increase in energy prices will increase our operating costs and likely reduce our profitability.

         We use energy to manufacture our products . During 2000, increased energy usage caused by severe winter weather conditions in North America and higher oil and natural gas prices increased our operating costs. We were able to recover some of our operating cost increases through price increases; however, we still experienced reduced profitability. If energy prices further increase we will likely not be able to increase prices to fully recover our higher operating costs without decreasing demand for our products. As a result, increase in energy prices will increase our operating costs and likely reduce our profitability.

Increase in steel prices will increase our operating costs and likely reduce our profitability.

         Hot rolled steel coil and other carbon steel products constitute approximately one-third of the cost of manufacturing our products. The price of steel that we use in our manufacturing processes is highly competitive and sometimes volatile. The following factors increase the cost of steel for us:

         o increased demand for steel which occurs when other industries purchase greater quantities of steel at times when we require more steel for manufacturing;
         o increased freight costs, because our manufacturing sites are usually not co-located with the major steel manufacturers;
         o lower inventory levels at steel mills and steel service centers when major steel users, such as the automobile manufacturers, increase their steel orders, thereby reducing available inventory to meet our requirements;
         o international trade disputes and taxes because we import some steel for our domestic and foreign manufacturing facilities; and
         o greater potential for labor disputes because we purchase steel from several steel manufacturers and suppliers in the United States and in other countries.

         Increases in the prices of our products may not fully recover our additional steel costs and generally lag behind increases in steel prices. Consequently, an increase in steel prices will increase our operating costs and likely reduce our profitability.

Downturns in the agricultural industry result in a slower, and possibly a negative, rate of growth in irrigation equipment and tubing sales.

         The end-users of our mechanized irrigation equipment and a substantial portion of our tubing are farmers, and, as a result, sales of those products are affected by economic changes in the agriculture industry. Farm income decreases when commodity prices, acreage planted, crop yields, government subsidies and export levels decrease. Additionally, bad weather decreases farm income. These factors may cause farmers to delay capital expenditures for farm equipment. Consequently, downturns in the agricultural industry result in a slower, and possibly a negative, rate of growth in irrigation equipment and tubing sales.

Construction activity declines in the lighting, utility and wireless communications industries results in reduced product sales.

         We manufacture and distribute engineered metal structures and provide coating services for the lighting, utility and wireless communications industries. Because our products primarily are used in infrastructure construction, sales in these businesses are strongly influenced by construction activity, which historically has been cyclical. Construction activity by our private and government customers is strongly affected by and can decline because of:

         o weakness in the general economy reducing funds available for construction;
         o a decrease in government spending as a consequence of budget changes or lower tax receipts;
         o interest rate increases increasing the cost of construction financing; and
         o adverse weather conditions slowing construction activity.

         Construction activity declines in the lighting, utility and wireless communications industries results in reduced product sales.

Increase in our indebtedness requires use of more of our cash flow for debt payments and increases the risk of non-compliance with our loan covenants.

         When we acquired PiRod, Inc. on March 30, 2001, we paid $33.4 million to retire PiRod's long-term debt. As a result, our business became more leveraged. Increased leverage:

         o requires the dedication of a portion of our expected cash flow to service our indebtedness, thereby reducing the amount of our expected cash flow available for business operations and new opportunities; and
         o increases our vulnerability to changes in economic and industry conditions which would require more funds for business operations at a time when our cash flow has been reduced.

         Increased leverage could also make compliance with certain covenants in our debt agreements more difficult. For example, we may need to borrow more money in the future. However, the covenants in our debt agreements may limit our ability to do so. If we breach the covenants in our debt agreements, our lenders could declare the amounts we owe immediately due and payable, which would significantly reduce the cash available for business operations . Our increased debt level at the end of 2000 required us to ask for and receive temporary amendments to two lending agreements, covering borrowings up to $200 million, to increase our permitted debt to earnings ratio under those agreements.

We may lose some of our foreign investment or our foreign sales and profits may be reduced because of risks of doing business in foreign markets.

         We are an international manufacturing company with operations around the world. At December 30, 2000, we operated 30 manufacturing plants, located on five continents, and sold our products in more than 100 countries. In 2000, international sales accounted for approximately 18.5% of our net sales. We expect that international sales will continue to account for a significant percentage of our net sales into the foreseeable future. Accordingly, our foreign business operations and our foreign sales and profits are subject to the following potential risks:

         o political and economic instability where we have foreign business operations resulting in the reduction of the value of, or the loss of, our investment;
         o recessions in economies of countries in which we have business operations decreasing our international sales;
         o difficulties and costs of staffing and managing our foreign operations increasing our foreign operating costs and decreasing profits;
         o difficulties in enforcing our rights outside the U.S. for a number of our patents on our manufacturing machinery, poles and irrigation design; and
         o increases in tariffs, export controls, taxes and other trade barriers reducing our international sales and our profit on these sales.

         As a result, we may lose some of our foreign investment or our foreign sales and profits may be reduced because of risks of doing business in foreign markets.

                                   THE COMPANY

         We are an international manufacturing company with operations around the world. Our infrastructure businesses include the manufacture and distribution of engineered metal structures for the lighting, utility and wireless communications industries and coating services. We began producing and marketing engineered metal structures in the early 1960's. Our irrigation businesses consist of the manufacture and distribution of agricultural irrigation equipment, tubular products and related parts and services. We entered the irrigation market in 1953 from our manufacturing location in Valley, Nebraska. Our corporate headquarters is located at One Valmont Plaza, Omaha, Nebraska 68154.

                          DESCRIPTION OF CAPITAL STOCK
General

         Our authorized capital stock consists of 75,000,000 shares of common stock, par value $1.00 per share, and 500,000 shares of preferred stock, $1.00 par value. On August 1, 2001 there were 24,572,834 shares of common stock outstanding. No shares of preferred stock are currently issued and outstanding.

Dividends on Capital Stock

         Common Stock Dividend Policy. We have paid cash dividends on our common stock each year since 1979. Our present policy is to continue to pay quarterly cash dividends on our common stock. The payment of dividends and their amount will, however, be dependent upon our earnings, financial position, cash requirements and other factors deemed relevant by our board of directors in its discretion, including the satisfaction of any preferred stock dividend requirements.

         Dividend Rights. The board of directors may declare and pay dividends on our common stock out of surplus or net profits. We anticipate that any issuance of preferred stock would contain provisions granting the shares so issued a preference over the common stock as to the payment of dividends.

Preferred Stock

         The shares of preferred stock are issuable in one or more series created by our board of directors. Our board of directors has the authority to fix the voting rights, dividend rate, redemption provisions, liquidation preferences and conversion provisions when creating any series of preferred stock.

Common Stock

         The holders of our common stock are entitled to one vote for each share. Upon liquidation, the holders of the common stock are entitled to share ratably in assets available for distribution to stockholders after satisfaction of any liquidation preferences of any outstanding preferred stock. The issuance of any shares of any series of preferred stock in future financings, acquisitions or otherwise may result in dilution of voting power and relative equity interest of the holders of shares of the common stock and will subject the common stock to the prior dividend and liquidation rights of the outstanding shares of the series of preferred stock.

         The shares of common stock offered under this prospectus are fully paid and non-assessable. The common stock has no conversion rights nor are there any redemption or sinking fund provisions with respect to the common stock. Holders of the common stock have no pre-emptive right to subscribe for or purchase any additional stock or securities of Valmont.

Classified Board of Directors

         Article XII of our certificate of incorporation requires that the board of directors to be divided into three classes of as nearly equal size as possible. The terms of the directors are staggered so that the terms of approximately one-third of the directors expire at each annual election of directors.

         Article XII may be deemed to have anti-takeover effects. The provision may discourage or make more difficult an attempt by a stockholder or other entity to acquire control of Valmont. The provision may also make more difficult an attempt by a stockholder or other entity to remove management. Furthermore, the provision for a classified board of directors may make more difficult removal of directors, even when removal is considered desirable.

Rights Dividend

         On December 19, 1995, the board of directors of Valmont declared a dividend of one preferred share purchase right, referred to in this document as a right, for each outstanding share of common stock for stockholders of record on January 8, 1996. The one right for each outstanding share of common stock was adjusted to one-half right for each share effective May 30, 1997 following a two-for-one stock split of the common stock.

         The rights will expire on December 19, 2005. The rights are represented by the common stock certificates and are not exercisable or transferable apart from the common stock certificates except upon the occurrence of events described below. Pursuant to the rights agreement, the exercise price and the number of shares of preferred stock or other securities or other property issuable are subject to adjustment in the event of stock splits, stock dividends and other distributions and customary antidilution provisions. All shares of common stock issued between January 8, 1996 and the earlier of (a) December 19, 2005, (b) the date on which the rights are redeemed and (c) a date generally ten days after a share acquisition date, as defined below, will receive rights.

         Each right entitles the registered holder to purchase from Valmont one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share, of Valmont at a price of $100 per one one-thousandth of a share of preferred stock, subject to adjustment. The description and terms of the rights are set forth in a rights agreement dated as of December 19, 1995, as the same may be amended from time to time, between Valmont and First National Bank of Omaha, as rights agent.

         The rights become exercisable on the earlier to occur of (a) ten days following announcement that a person or group, referred to in this document as an acquiring person, has acquired 15% or more of the common stock, the date of the announcement being called the "share acquisition date", or (b) ten business days following the commencement of, or announcement of an intention to make, a tender offer for 15% or more of the common stock. An acquiring person does not include Valmont, its employee benefit plans, or subject to conditions, Robert B. Daugherty and his related persons and entities.

         Shares of preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of preferred stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 2000 times the dividend declared per share of the common stock. In the event of the liquidation, dissolution or winding up of Valmont, the holders of the preferred stock will be entitled to a minimum preferential payment of $100 per share, plus any accrued but unpaid dividends, but will be entitled to an aggregate payment of 2000 times the payment made per share of the common stock. Each share of preferred stock will have 2000 votes, voting together with the common stock. In the event of any merger, consolidation or other transaction in which outstanding shares of Valmont common stock are converted or exchanged, each share of preferred stock will be entitled to receive 2000 times the amount received per share of the common stock.

         Because of the nature of the preferred stock's dividend, liquidation, voting and other rights, the value of the one one-thousandth interest in a share of preferred stock purchasable upon exercise of each right should approximate the value of two shares of Valmont common stock.

         In the event that any person or group becomes an acquiring person, the rights agreement provides that each holder of a right, other than an acquiring person, will subsequently have the right to receive, upon exercise, shares of Valmont common stock having a value of twice the exercise price of the right.

         In the event that, after a person or group has become an acquiring person, (a) Valmont engages in a merger or other business combination transaction in which Valmont is not the surviving company or (b) 50% or more of Valmont's assets or earning power is sold, the rights agreement provides that each holder of a right shall subsequently have the right to receive, upon exercise, shares of common stock of the acquiring company having a value of twice the exercise price of the right.

         At any time after any person or group becomes an acquiring person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by the acquiring person of 50% or more of the outstanding shares of Valmont common stock, Valmont's board of directors may exchange the rights, other than rights owned by the acquiring person which will have become void, in whole or in part, for shares of the common stock or preferred stock, or a series of Valmont's preferred stock having equivalent rights, preferences and privileges.

         At any time on or prior to the share acquisition date, we may redeem the rights at a redemption price of $.01 per right.

                              SELLING STOCKHOLDERS

         We acquired PiRod, Inc. on March 30, 2001 and the following selling stockholders received an aggregate of 1,215,333 shares of Valmont common stock. The term selling stockholder includes limited and general partners and other equity holders of Bain Capital Fund V, L.P., Bain Capital Fund V-B, L.P., BCIP Associates or BCIP Trust Associates, L.P. that receive shares of common stock in a partnership distribution or other non-sale related transfer after the date of this prospectus. All of the shares of Valmont common stock listed below are being offered in this prospectus.

                                                              Shares of Valmont
    Selling Stockholders                                         Common Stock
Myron C. Noble                                                       236,333
Kenneth E. Blessing Jr.                                              200,453
Nancy Fetter                                                          35,880
Ronald Hanson                                                         57,410
L. Brown Sanders                                                      57,410
John R. Erichsen                                                      28,704
Mark B. Grimslid                                                      28,704
Wayne K. Lauer                                                        57,410
Erwin D. Marohn                                                       63,150
Patrick J. Baert                                                       6,697
Hilary M. Asher                                                        6,697
Don A. Rumpler                                                         6,697
Bain Capital Fund V, L.P.                                             99,846
Bain Capital Fund V-B, L.P.                                          262,482
BCIP Associates                                                       48,590
BCIP Trust Associates, L.P.                                           18,870

                              PLAN OF DISTRIBUTION

         The selling stockholders may offer the common stock from time to time:

         o in one or more types of transactions (which may include block transactions) on the Nasdaq National Market;
         o in the over-the-counter market;
         o in negotiated transactions;
         o through put or call options transactions relating to the shares of Valmont common stock;
         o through short sales of shares of Valmont common stock; or
         o a combination of such methods of sale.

         Sales may be made at market prices, prevailing at the time of sale, or at negotiated prices. The selling stockholders may sell shares directly to purchasers or to or through broker-dealers, which may act as agents or principals.

         Broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares of Valmont common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         The selling stockholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

         We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act of 1933. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of Valmont common stock against certain liabilities, including liabilities arising under the Securities Act of 1933.

         Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933. Selling stockholders also may resell all or a portion of the shares of Valmont common stock in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided they meet the criteria and conform to the requirements of such rule.

                                     EXPERTS

         The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Valmont Industries, Inc. Annual Report on Form 10-K for the year ended December 30, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

         The validity of the issuance of the shares of Valmont common stock offered hereby has been passed upon for Valmont by McGrath, North, Mullin & Kratz, P.C., Omaha, Nebraska.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed this prospectus as part of a registration statement on Form S-3 with the SEC. The registration statement contains exhibits and other information that are not contained in this prospectus. Our descriptions in this prospectus of the provisions of documents filed as an exhibit to the registration statement or otherwise filed with the SEC are only summaries of the documents' material terms. If you want a complete description of the contents of the documents, you should obtain the documents yourself by following the procedures described below.

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings, including the registration statement that contains this prospectus, are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You may also inspect reports and other information concerning us at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

         The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this prospectus and information that we file subsequently with the SEC will automatically update and supersede information contained in this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus:

         o Annual Report on Form 10-K for the fiscal year ended December 30,
           2000
         o Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001
         o Current Report on Form 8-K dated March 27, 2001
         o Registration Statement on Form 8-A, as amended, filed on December 20, 1995

         You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

                                    Investor Relations Department
                                    Valmont Industries, Inc.
                                    One Valmont Plaza
                                    Omaha, Nebraska 68154-5215
                                    (402) 963-1000